

January 12, 2018

Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd
No. 123, Sec. 3, Da Fong Road
Tantzu, Taichung, Taiwan
Republic of China

> **Re: Siliconware Precision Industries Co., Ltd**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed December 14, 2017**
> **File No. 005-79592**

Dear Ms. Chen:

We have reviewed the filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the Special Committee and the Board determined that the Joint Share Exchange Agreement was fair to unaffiliated security holders at meetings held on June 30, 2016. Please revise to provide statements as to the fairness of the transaction as of the most recent practicable date. Refer to Item 1014(a) of Regulation M-A.

2.   Please disclose what consideration the Special Committee, the Board, and ASE have given to relying on fairness opinions that were rendered in May and June 2016. Refer to Item 1014(b) of Regulation M-A.

3.   Please update your disclosure to include the information required by Item 1005(b) and (c) of Regulation M-A with respect to any negotiations, transactions or material contacts occurring since June 2016.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Chris Lin, Esq.
Simpson Thacher & Bartlett

Joseph Tung
Advanced Semiconductor Engineering, Inc.

James Lin, Esq.
Davis Polk & Wardwell LLP